02034973

Sam's Seafood Holdings limited

(ABN 45 098 448 269)

Office Address: 15 Hercules St, Hamilton, Qld 4007, Australia
Postal Address: PO Box 393 Hamilton, Qld 4007, Australia
Telephone: 61-7-3633 4700 Fax: 61-7-3268 5231 Email: ken@sams.com.au

SEC MAIL PROCESSING RECEIVED JUN 12 2002 WASH, D.C. 155 SECTION

3 June 2002

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC, 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: SAM'S SEAFOOD HOLDINGS LIMITED – File Number: 82-34648

Please refer to the attached Market Announcement and Press Release that we have disclosed to the Australian Stock Exchange, for your reference pursuant to Section 12g3-2(b) file number 82-34648.

Should you have any questions in relation to the above, please do not hesitate to contact me.

Yours sincerely,

PROCESSED
JUN 26 2002
THOMSON
FINANCIAL

Ken Situ
Company Secretary
Sam's Seafood Holdings Limited

dlo 6/19

SAM'S SEAFOOD HOLDINGS LIMITED
15 Hercules Street, Hamilton, Qld 4116
PO Box 393, Brisbane 4007
Phone: 07 3633 4700, Fax: 07 3268 5231
ABN: 45 098 448 269
E-Mail: info@sams.com.au

3 June 2002

The Australian Stock Exchange Limited
Company Announcement Office
Facsimile No: 1300 300 021

ANNOUNCEMENT TO THE MARKET

ADR PROGRAM ESTABLISHED

The Board of Directors of Sam's Seafood Holdings Limited ("the Company") is pleased to announce that the Bank of New York, which is the sponsor of Sam's Seafood's Level 1 American Depositary Receipt (ADR) program, has advised the Company that this program has been approved and established by the US Securities Exchange Commission (SEC).

Sam's Seafood's ADRs are now eligible to be traded in the Over-the-Counter ("OTC") market in the United States. The code for the ADRs is SMSFY and its CUSIP number is 79588M105. Trading activity may be viewed on the Bloomberg website: www.bloomberg.com.

One Sam's Seafood ADR is represented by 5 ordinary shares of Sam's Seafood Holdings Limited, as traded in the Australian market with ASX Code of "SSS".

ABOUT ADR

ADRs are commonly used to facilitate US investors investing in foreign companies not listed in the USA. An ADR is created when a broker purchases the company's shares on the home stock market and delivers those to the depositary's local custodian bank, which then instructs the depositary bank, such as the Bank of New York, to issue Depositary Receipts. Depositary Receipts may trade freely, just like any other securities, in the OTC market.

Ken Situ
Company Secretary